                                                                    EXHIBIT 99.2

                              Notice of Annual and
                         Special Meeting of Shareholders
                                on June 24, 2003
                            Management Proxy Circular

                               Instrument of Proxy
                             Solicited by Management



                                    CALEDONIA
                               Mining Corporation

                          NOTICE OF ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Corporation") will be held in the 42nd Floor Boardroom #7 of the Corporation's Solicitors, Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, Toronto, Ontario, on Tuesday, June 24, 2003 commencing at 9:30 a.m. in the forenoon (local time) for the purposes of:

1. receiving the annual report that includes the financial statements and auditors' report thereon for the financial year ended December 31, 2002;

2.     electing directors;

3. appointing auditors and authorizing the directors to fix their remuneration;

4. considering and, if deemed appropriate, approve an ordinary resolution of the shareholders of the Corporation that, subject to regulatory approval and in compliance with the policies of The Toronto Stock Exchange, the Corporation be authorized to enter into one or more private placement transactions with subscribers substantially at arm's length to the Corporation, during the ensuing 12 month period, providing for the issuance of up to 75% of the number of common shares outstanding as of the date of this resolution;

5. transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice. A copy of the Corporation's Form 20F filed with the United States Securities and Exchange Commission and the applicable Canadian regulatory authorities is available upon request.

Shareholders will be entitled to vote at the meeting in person or by proxy. If it is not your intention to be present at the meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.


DATED:  May 09, 2003 BY ORDER OF THE BOARD


/s/ S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY AND ON BEHALF OF THE MANAGEMENT OF CALEDONIA MINING CORPORATION (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON TUESDAY, JUNE 24, 2003 AT THE HOUR OF 09:30 O'CLOCK IN THE FORENOON, LOCAL TIME, IN THE 47TH FLOOR BOARDROOM #7 OF THE CORPORATION'S SOLICITORS, BORDEN LADNER GERVAIS LLP, SCOTIA PLAZA, 40 KING STREET WEST, TORONTO, ONTARIO, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME, WHICH NEED NOT BE A SHAREHOLDER OF THE CORPORATION, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. In all cases, the completed proxy is to be deposited at the registered office of the Corporation or at the offices of Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 prior to the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDERS APPOINTING THEM. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND FOR AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS AND FOR THE APPROVAL OF THE RESOLUTION AUTHORIZING PRIVATE PLACEMENT TRANSACTIONS WITH SUBSCRIBERS SUBSTANTIALLY AT ARM'S LENGTH TO THE CORPORATION DURING THE ENSUING 12-MONTH PERIOD.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 07, 2003, the Corporation had outstanding 223,694,412 common shares, each carrying the right of one vote per share. To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all shares of the Corporation.

The Board of Directors of the Corporation has fixed a record date of May 23, 2003 for the purpose of determining who is entitled to receive Notice of Meeting and to determine who is entitled to vote at the Meeting and at any adjournment thereof. The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

ELECTION OF DIRECTORS

The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. All of the nominees are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until he earlier ceases to be a director of the Corporation.

Set out below are the names of the persons proposed to be nominated for election as directors, the number of common shares of the Corporation beneficially owned, or over which control or direction is exercised, by each of them as of April 29, 2003, their municipality of residence and their present principal occupations.

NAME, OFFICE HELD AND             PRINCIPAL OCCUPATION                       DIRECTOR       NUMBER OF SHARES
MUNICIPALITY OF RESIDENCE                                                     SINCE       BENEFICIALLY OWNED,
                                                                                         CONTROLLED OR DIRECTED
------------------------------    ---------------------------------------    --------    ----------------------

S. E. Hayden, (1)(2)(3)(4)        Chairman, President and Chief Executive       1996               Nil
Chairman, President and Chief     Officer of the Corporation and Director
Executive Officer  & Director     all of the various subsidiary
Johannesburg, South Africa        companies.  Chief Executive Officer of
                                  Eersteling Gold Mining Company Limited,
                                  Greenstone Management Services (Pty)
                                  Ltd., and Barbrook Mines Limited.

------------------------------    ---------------------------------------    --------    ----------------------

J. Johnstone,                     Chief Operating Officer of the                1997               Nil
Vice President Operations and     Corporation and Director of various
Chief Operating Officer           subsidiary companies.
& Director
Oakville, Ontario, Canada

------------------------------    ---------------------------------------    --------    ----------------------

F. C. Harvey, Technical           Technical Director of the Corporation         1993              4,300
Director & Director Oakville,     and Director of various subsidiary
Ontario, Canada                   companies.

------------------------------    ---------------------------------------    --------    ----------------------

C.R. Jonsson,                     Principal of Tupper, Jonsson & Yeadon,        1992              9,469
Director (1)(2)(3) Vancouver,     Barristers & Solicitors.
British Columbia, Canada

------------------------------    ---------------------------------------    --------    ----------------------

W. I. L. Forrest,                 Business Executive.                           1992              17,000
Director (1)(2)(4)
Gingins, Switzerland

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee, (4) Member of Nominating Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

APPOINTMENT OF AUDITORS

Management is proposing the re-appointment of BDO Dunwoody LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the Directors to fix their remuneration.

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table, presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2002 in respect of the named executive officers:

                           SUMMARY COMPENSATION TABLE


                                ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                    -----------------------------------------  -----------------------------------
                                                                        AWARDS            PAYOUTS
                                                               ------------------------   -------
                                                                SECURITIES   RESTRICTED
                                                                  UNDER      SHARES OR
NAME AND                                         OTHER ANNUAL    OPTIONS/    RESTRICTED    LTIP      ALL OTHER
PRINCIPAL                    SALARY     BONUS    COMPENSATION      SARS     SHARE UNITS   PAYOUTS  COMPENSATION
POSITION            YEAR       ($)       ($)       ($) (1)     GRANTED (#)      (#)         ($)         ($)
------------------  ----     -------    -----    ------------  -----------  -----------   -------  -------------

S. E. Hayden(2)(4)  2002     180,000      --         --         4,000,000       Nil         Nil         Nil
Chairman of the     2001     180,000      --         --            Nil          Nil         Nil         Nil
Board, President    2000     180,000      --         --            Nil          Nil         Nil         Nil
& Chief Executive
Officer
-----------------------------------------------------------------------------------------------------------------
J. Johnstone (4)    2002     207,200      --         --         2,000,000       Nil         Nil         Nil
Vice President      2001     207,200      --         --            Nil          Nil         Nil         Nil
Operations and      2000     207,200      --         --            Nil          Nil         Nil         Nil
Chief Operating
Officer
-----------------------------------------------------------------------------------------------------------------
F.C. Harvey  (4)    2002     150,000      --         --         2,000,000       Nil         Nil         Nil
Technical Director  2001     150,000      --         --            Nil          Nil         Nil         Nil
                    2000     150,000      --         --            Nil          Nil         Nil         Nil
-----------------------------------------------------------------------------------------------------------------
J. Smith (3)(4)     2002       Nil        --         --           75,000        Nil         Nil         Nil
Vice-President      2001       Nil        --         --            Nil          Nil         Nil         Nil
Exploration         2000      7,508       --         --            Nil          Nil         Nil         Nil
-----------------------------------------------------------------------------------------------------------------

Notes:

(1) Perquisites and other personal benefits for each of the named executive officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus in 2000, 2001 and 2002.

(2) Mr. S. E. Hayden is employed indirectly by the Corporation through a management and administrative agreement with Epicure Overseas SA.

(3) Since December 1999, Mr. J. Smith has provided consulting services to the Corporation and its subsidiaries through a consulting agreement.

(4) The figures shown are the agreed salaries. The Officers noted have, in recognition of the Corporation's cash position in the respective years agreed to defer an aggregate total of $302,201 of the salaries due them for the period ending December 31, 2001 and further amounts totaling $173,067 and $383,810 for the periods ending December 31, 2000 and December 31, 1999 respectively.

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Board of Directors of the Corporation during the fiscal year ended December 31, 2002 to the named executive officers:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                      MARKET VALUE OF
                                                                                         SECURITIES
                                            % OF TOTAL                                   UNDERLYING
                  SECURITIES UNDER    OPTIONS/SARS GRANTED                            OPTIONS/SARS ON
                    OPTIONS/SARS         TO EMPLOYEES IN       EXERCISE OR BASE        DATE OF GRANT      EXPIRATION
 NAME                 GRANTED #            FISCAL YEAR        PRICE ($/SECURITY)       ($/SECURITY)          DATE
--------------    ----------------    --------------------    ------------------      ---------------     ----------
S. E. Hayden          4,000,000                49%                  $0.235                $0.235          April 12,
                                                                                                             2012

J. Johnstone          2,000,000                24%                  $0.235                $0.235          April 12,
                                                                                                             2012

F. C. Harvey          2,000,000                24%                  $0.235                $0.235          April 12,
                                                                                                             2012

J. Smith               75,000                  1%                    $0.35                 $0.35           June 02,
                                                                                                             2012



The following table (presented in accordance with the Regulation) sets forth stock options exercised by the named executive officers during the fiscal year ended December 31, 2002:

                    OPTION/SAR EXERCISES IN LAST FISCAL YEAR

                                                                                      VALUE OF UNEXERCISED IN-
                                                                UNEXERCISED                THE-MONEY (1)
                    SECURITIES                                OPTIONS/SARS AT             OPTIONS/SARS AT
                     ACQUIRED                                DECEMBER 31, 2002           DECEMBER 31, 2002
                        ON          AGGREGATE VALUE                 (#)                         ($)
                     EXERCISE           REALIZED               EXERCISABLE/                 EXERCISABLE/
NAME                    (#)               ($)                  UNEXERCISABLE               UNEXERCISABLE
-------------       ----------      ---------------          -----------------        ------------------------
S. E. Hayden            Nil               Nil                  4,675,000/Nil                $714,000/Nil

J. Johnstone            Nil               Nil                  2,285,000/Nil                $360,800/Nil

F. C. Harvey            Nil               Nil                  2,510,000/Nil                $360,800/Nil

J. Smith                Nil               Nil                   225,000/Nil                  $4,785/Nil

Notes:

(1) "In-the-money " means the excess of the market value of the common shares of the Corporation outstanding on December 31 2002 over the exercise price of the options.

The Corporation does not have a long-term incentive plan, a pension plan or other form of defined benefit plan. In January 1997, the Corporation implemented a Key Executive Severance Protection Plan applicable to certain executives. The Plan calls for severance payment to these executives if employment is terminated as a result of a change of control of the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation has a compensation committee comprised of three members. All issues as to compensation are considered by the compensation committee of the Corporation the members of which, during the fiscal year ended December 31, 2002, were C. R. Jonsson, W. I. L. Forrest and S. E. Hayden. Mr. S. E. Hayden is an officer and an employee of the Corporation and therefore an inside director. Mr. C. R. Jonsson and Mr. W. I. L. Forrest are outside and unrelated directors within the meaning of The Toronto Stock Exchange Report on Corporate Governance Practices.

COMPENSATION POLICIES

While the Compensation Committee of the Board of Directors of the Corporation has not adopted a written policy concerning the compensation of executive officers, it has developed a consistent approach and philosophy relating to executive compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, to reward the executives for their contribution to the overall success of the Corporation and to integrate the longer-term interest of the executives with the investment objectives of the Corporation's shareholders.

Executive compensation at the Corporation has two principal components: salary and stock options. The Compensation Committee is mindful that the Corporation competes within the framework of the international mining industry. The Compensation Committee is of the view that a competitive salary level is appropriate for the executive officers, as their total compensation package should emphasize salaries and the stock options granted by the Corporation. Other than the named executive officers, the Corporation has one other executive officer as defined in the Regulation. The chief executive officer of the Corporation is one of the named executive officers and therefore his compensation is determined in the same manner as for the other executive officers of the Corporation.

Presented by the members of the Compensation Committee:

      C. R. Jonsson             W. I. L. Forrest           S. E. Hayden

COMPENSATION OF DIRECTORS

Each of the five directors, including directors who are officers of the Corporation, is entitled to an annual director's fee of $5,000 Canadian and out of pocket expenses relating to attendance at a board or committee meeting. In recognition of the Corporation=s cash position, no director fees were paid in 1999, 2000, 2001 or 2002 for duties performed in 1998, 1999, 2000 and 2001.
These fees have been accrued in the accounts of the Corporation. The Corporation obtained in June, 2002 liability insurance for directors and officers of the Corporation and its affiliates with coverage of $2,000,000 Canadian per occurrence and in the aggregate.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Corporation with the TSE 300 Stock Index for the last seven years on the basis of cumulative total return.

                              (PERFORMANCE GRAPH)

                     DEC. 31,    DEC. 31,    DEC. 31,     DEC. 31,    DEC. 31,      DEC. 31,
                       1997        1998        1999        2000         2001          2002
                    ---------    --------    --------     --------    --------      --------

Caledonia Mining
Corporation          $100.00     $26.80      $12.20        $17.10      $13.40       $100.00

S&P/TSX Composite       $100        $98        $130          $139        $122          $107

CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") in December 1994 containing guidelines for effective corporate governance of corporations. The by-laws of The Toronto Stock Exchange (the "TSE") were subsequently amended to require each listed corporation incorporated in Canada to make annual disclosure of its corporate governance practices with reference to those guidelines. The Board believes that sound corporate governance practices are essential to the effective operation of the Corporation and that these practices should be reviewed regularly to ensure that they are appropriate. The Corporation's Statement of Corporate Governance Practices follows.

MANDATE OF THE BOARD

The Board of Directors of the Corporation is responsible for the overall stewardship of the Corporation, and has full power and authority to manage and control the affairs and business of the Corporation. Among other things, the Board is responsible for:

I. supervising the officers of the Corporation in their management of the business and affairs of the Corporation;

II.    managing the Corporation's strategic planning process;

III.   identifying and managing risks to the Corporation's business;

IV. succession planning including the appointment and appraisal of senior officers of the Corporation;

V. overseeing the administration of a policy for communications by the Corporation with shareholders, the investment community, the media, governments and the general public;

VI. seeing to the integrity of the Corporation's internal control and management information systems; and

VII. developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board.

The Board holds regular meetings at least four times per year. Additional meetings are normally held to address special items of business and the frequency of meetings as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. On average the Board has met between nine and ten times per year during the past five years.

BOARD COMPOSITION

The TSE Report recommends that a majority of the Board be unrelated to the Corporation. The TSE Report uses the term unrelated director to mean a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

The Board of Directors currently has five members. The Board has concluded that two of these directors, Messrs. Forrest and Jonsson, are unrelated directors within the meaning of the TSE Report. In reaching that conclusion, the Board has examined the factual circumstances of each director and has considered any interests and business or other relationship that any director may have with the Corporation. Mr. S. E. Hayden is a related director by virtue of his position as the President and Chief Executive Officer of the Corporation and Messrs. J. Johnstone and F. C. Harvey are related directors by virtue of their positions as employees of the Corporation. The Board believes that the extensive knowledge of Messrs. Hayden, Johnstone and Harvey of the Corporation's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.

The Corporation does not have a significant shareholder, defined in the TSE Report as a shareholder with the ability to exercise a majority of votes for the election of directors.

The Board determines each year the number of directors to be elected at the annual general meeting. Under the articles of the Corporation, the number of directors of the Corporation must be at least three.

BOARD COMMITTEES

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee. The Board has established a policy to strive to implement the recommendations of the TSE Report wherever possible and practical.

AUDIT COMMITTEE

The Audit Committee is currently composed of a majority of outside directors and unrelated directors. The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties. The Committee is responsible for reviewing and making recommendations to the Board on:

I. financial statements and the related reports of management and external auditors;

II.    accounting and financial reporting procedures and methods; and

III. internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

COMPENSATION COMMITTEE

The Compensation Committee is currently composed of one related and two unrelated directors. The Committee is responsible for making recommendations to the Board on:

I. compensation of officers and senior employees of the Corporation, including stock option incentives;

II.    succession planning for officers of the Corporation;

III. labour relations, employee morale and compliance with statutory requirements respecting employees; and

IV.    pension matters.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is currently composed of one unrelated and one related director. The Committee has general responsibility for developing the approach of the Corporation to matters of corporate governance, which includes the responsibility for:

I. assessing, at least annually, the effectiveness of the Board as a whole and the committees of the Board;

II. reviewing annually the mandates of the Board and its committees and making recommendations for change;

III. recommending procedures to permit the Board to function independently from management;

IV. reviewing and, if appropriate, approving requests from directors for the engagement of outside advisors;

V. seeing to the adequacy of the orientation and education programs for new members of the Board;

VI.    making recommendations to the Board on the compensation of the directors;

VII. determining annually which directors should be considered to be unrelated directors, and recommending such determination to the Board; and

VIII. preparing annually and recommending to the Board a Statement of Corporate Governance Practices.

NOMINATING COMMITTEE

The Nominating Committee is composed of one unrelated and one related director. The Committee is responsible for:

I. identifying prospective nominees for the Board and recommending them to the Board; and

II.    establishing criteria for Board membership and retirement therefrom.

DECISIONS REQUIRING BOARD APPROVAL

As part of the Board's responsibility for the strategic planning process of the Corporation, the Board considers and, where appropriate, adopts the goals of the business that are proposed by management and the strategies and policies within which the Corporation is managed. Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Corporation.

SHAREHOLDER FEEDBACK

The Corporate Governance Committee is responsible for overseeing the Corporation's policy for communications with shareholders, the investment community, the media, governments and the general public. In accordance with that policy, communications with such parties are handled through the head office located in Mississauga, Canada.

EXPECTATIONS OF MANAGEMENT

The Board requires management to keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals, and of any material deviations from such goals and from corporate strategies and policies approved by the Board.

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee.

PRIVATE PLACEMENT TRANSACTIONS

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. While it is not the intention of management at this time to enter into any private placement agreements other than as previously publicly disclosed, it seeks the flexibility to enter into private placement agreements, if required, which could result in the issue of up to 75% of the number of shares issued and outstanding at this time.

Under the rules of The Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to seek private placement funds for working capital and its operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital as of May 07, 2003 is 223,694,412 common shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 24, 2003 would not exceed 167,770,809 common shares, or 75% of the Corporation's issued and outstanding shares as at May 07, 2003.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(1)    it must be substantially with parties at arm's length to the Corporation;

(2) it must not result in control of the Corporation being materially affected;

(3) it must be completed within a twelve month period following the date the shareholder approval is given; and

(4) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per common share must not be lower than the closing market price of the common shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount. For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will result in control of the Corporation being materially effected, in which case specific shareholder approval may be required.

The directors of the Corporation believe the passing of a resolution authorizing the Corporation to enter into private placement transactions for the issuance of up to 75% of the number of common shares outstanding is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, The Toronto Stock Exchange will not approve any private placement that results in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule in any six-month period, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms.

The resolution will contain the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing on June 24, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 75% of the number of issued and outstanding common shares as at May 07, 2003, being the date of the Management Proxy Circular describing the advance approval, as more particularly described in and subject to the restriction described in the Management Proxy Circular dated May 09, 2003, is hereby approved."

Approval of the above resolution will require the favourable vote of a majority of the votes cast thereon at the Meeting.

GENERAL APPROVAL OF CIRCULAR

The contents and sending of this management information circular have been approved by the Board of Directors of the Corporation.

DATED:  May 09, 2003

BY ORDER OF THE BOARD

/S/ S. E. HAYDEN
CHAIRMAN OF THE BOARD, PRESIDENT AND
CHIEF EXECUTIVE OFFICER



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